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[DELOITTE & TOUCHE LLP LETTERHEAD]

                                                                EXHIBIT NO. 23-1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Navistar International Corporation on Form S-3 of our reports dated December 11, 2002, relating to the consolidated financial statements and financial statement schedule of Navistar International Corporation (which consolidated financial statement report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets"), included in the Annual Report on Form 10-K of Navistar International Corporation for the year ended October 31, 2002. We also consent to the reference to us under the heading "Experts" in such registration statement.

Deloitte & Touche LLP

February 25, 2003
Chicago, Illinois